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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

Consolidated Financial Statements

Nine months ended October 31, 2007

These financial statements have not been reviewed by the Company’s auditors.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2007	2006	2007	2006
Mineral Property Interests	3 months	3 months	9 months	9 months
Revenue
Option proceeds	$ 50,000	$ 25,000	$ 86,500	$ 85,000
Project management fees	126,826	50,086	152,379	52,466
	176,826	75,086	238,879	137,466
Expenses
Acquisition costs	894	202,534	88,401	248,528
Exploration expenditures	907,712	360,426	1,890,981	1,008,086
Joint venture reimbursement	(23,169)	(69,997)	(35,013)	(155,891)
Exploration tax credits	-	(12,540)	(4,910)	(36,595)
	885,437	480,423	1,939,459	1,064,128
Loss from mineral property operations	708,611	405,337	1,700,580	926,662

Other Operations
Revenue
Interest	92,021	23,125	185,692	92,212
Other	188	227	1,164	1,719
	92,209	23,352	186,856	93,931
Expenses
Accounting and legal	4,661	17,485	18,496	24,430
Depreciation	11,455	16,902	33,739	35,945
Foreign exchange loss (gain)	21,908	918	50,316	12,667
Investor services	6,571	3,194	75,731	35,357
Management services	27,245	24,671	92,289	91,006
Marketing and promotion	28,396	34,121	95,127	82,852
Office	22,532	13,829	103,895	80,994
Rent	19,290	15,420	52,196	50,766
Salaries and support services	106,596	84,315	337,519	256,524
Share-based compensation	-	-	672,736	693,491
Travel and entertainment	26,402	14,242	56,410	50,061
	275,056	225,097	1,588,454	1,414,093
Loss from other operations	182,847	201,745	1,401,598	1,320,162

Loss Before Securities Transactions	891,458	607,082	3,102,178	2,246,824
Gain on Marketable Securities	200,211	-	344,041	82,097

Loss before Income Taxes	691,247	607,082	2,758,137	2,164,727
Future Income Tax Recovery (Note 7)	-	-	-	-

Net Loss	$ 691,247	$607,082	$ 2,758,137	$ 2,164,727
Basic and Diluted Loss Per Share	$ 0.03	$ 0.03	$ 0.12	$ 0.10
Weighted average shares outstanding	25,532,251	21,721,539	23,551,741	21,294,711

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets
October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

				Year End
		2007	2006	Jan. 31
ASSETS				2007
Current
Cash and cash equivalents		$7,386,239	$2,483,442	$2,951,298
Short-term investments		633,629	1,205,135	1,223,356
Marketable securities (Note 2)		747,155	248,350	643,168
Accounts receivable		946,109	235,714	360,607
Prepaid expenses		279,948	23,222	35,724
Deposits to a related party (Note 6)		-	11,485	-
		9,993,080	4,207,348	5,214,153
Office and Computer Equipment, less accumulated
depreciation of $105,396 (2006 - $106,227)		68,054	79,234	78,405
Project Deposits (Note 3)		136,461	64,721	66,030
Mineral Property Interests (Note 4)		-	-	-

		$10,197,595	$4,351,303	$5,358,588

LIABILITIES
Current
Accounts payable and accruals		$328,377	$23,171	$284,218
Payable to related party (Note 6)		8,481	-	54,391
Joint venture project deposits		-	15,612	506,821
		336,858	38,783	845,430

Mineral Property Reclamation obligation (Note 9)		63,468	35,363	68,782
		400,326	74,146	914,212
SHAREHOLDERS’ EQUITY
Share Capital (Note 5)		19,613,538	12,055,375	12,120,742
Contributed Surplus (Note 5 )		2,420,923	1,525,372	1,845,676
Deficit		(12,851,077)	(9,485,170)	(10,092,940)
Accumulated Other Comprehensive Income (Note 2)		613,885	181,580	570,898
		9,797,269	4,277,157	4,444,376

		$10,197,595	$4,351,303	$5,358,588
APPROVED BY THE BOARD

“David A. Caulfield”	Director	“Henry J. Awmack”		Director

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Cash Flows
Nine months ended October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2007	2006	2007	2006
	3 months	3 months	9 months	9 months
Cash Flows Used for Operating Activities
Mineral property interest costs
Acquisition costs	$ (1,070)	$ (195,297)	$ (85,311)	$ (250,963)
Exploration costs (net of reimbursements)	(1,319,497)	(392,433)	(2,538,657)	(925,808)
Exploration tax credits and grants	0	-	19,013	-
Joint venture project deposits	(513,727)	(381,544)	(506,821)	15,612
Option proceeds	76,500	25,000	86,500	85,000
Project management revenue	122,999	21,811	156,789	24,552
Reclamation deposits	(3,297)	(26,021)	(70,431)	(36,021)
Other operations
Cash paid for supplies and services	(440,063)	(211,914)	(1,074,924)	(735,953)
Advances from related party	561,628	784,690	(45,910)	(48,331)
Interest and other revenue received	39,210	16,182	145,773	62,294

	(1,477,317)	(359,526)	(3,913,979)	(1,809,618)

Cash Flows Used for Investing Activities
Proceeds from sale of marketable securities	206,811	-	359,541	103,697
Purchase of short-tem investments	4,649	(392)	617,202	(1,199,316)
Purchase of office and field equipment	(3,133)	(22,559)	(23,130)	(53,615)

	208,327	(22,951)	953,613	(1,149,234)

Cash Flows From Financing Activities
Common shares issued for cash	-	-	7,558,950	2,661,650
Share issue costs	(62,311)	-	(163,643)	(55,383)

	(62,311)	-	7,395,307	2,606,267

Increase (Decrease) in Cash	(1,331,301)	(382,477)	4,434,941	(352,584)
Cash, Beginning of Period	8,717,540	2,865,919	2,951,298	2,836,027

Cash, End of Period	$ 7,386,239	$ 2,483,442	$ 7,386,239	$ 2,483,442

Supplemental Information on Non-Cash Transactions
Share-based compensation expense	-	-	618,977	602,396

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Comprehensive Income
Nine months ended October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2007	2006	2007	2006
	3 months	3 months	9 months	9 months

Net Income (Loss)	($691,247)	($607,082)	($2,758,137)	($2,164,727)
Other comprehensive income
Changes in fair value of investments	18,904	(29,875)	393,687	122,832
Gains realized on sale of investments	(251,399)	-	(350,700)	(35,350)
Other than temporary impairment charge	-	-	-	-
Taxes arising on changes in fair value of investments (Note 7)	-	-	-	-

Other comprehensive income (loss)	(232,495)	(29,875)	42,987	87,482

Total comprehensive income (loss)	($923,742)	($636,957)	($2,715,150)	($2,077,245)

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Changes in Shareholders’ Equity
Nine months ended October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2007	2006	2007	2006
	3 months	3 months	9 months	9 months

Common Shares (Note 5)
Balance, beginning of period	$19,617,322	$12,055,375	$12,120,742	$9,358,013
Issued for
Cash - private placement
Cash - Private placement (flow-through)	-	-	5,000,000	2,550,000
Cash – exercise of warrants	-	-	1,500,000	-
Cash – exercise of options	-	-	939,500	-
Share issue costs	-	-	216,940	202,745
Balance, end of period	19,613,538	12,055,375	19,613,538	12,055,375

Contributed Surplus
Balance, beginning of period	2,420,923	1,525,372	1,845,676	922,976
Share-based compensation	-	-	672,736	693,491
Transfer to common shares on exercise of share purchase options	-	-	(97,489)	(91,095)
Balance, end of period	2,420,923	1,525,372	2,420,923	1,525,372

Deficit
Balance, beginning of period	(12,159,830)	(8,878,088)	(10,092,940)	(7,320,443)
Net loss for the period	(691,247)	(607,082)	(2,758,137)	(2,164,727)
Balance, end of period	(12,851,077)	(9,485,170)	(12,851,077)	(9,485,170)

Accumulated Other Comprehensive Income
Balance, beginning of period	846,380	211,455	570,898	94,098
Changes in fair value of investments	18,904	(29,875)	393,687	122,832
Gains realized on sale of investments	(251,399)	-	(350,700)	(35,350)
Other than temporary impairment charge	-	-	-	-
Balance, end of period	613,885	181,580	613,885	181,580

Shareholders’ Equity	$9,797,269	$4,277,157	$9,797,269	$4,277,157

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Mineral Property Expenditures
Years Ended January 31
(Expressed in Canadian Dollars)

	Canada	Alaska	Australia	Nevada	Total

Cumulative net expenditures, January 31, 2005	$ 2,508,473	$ 29,911	$ -	$ 28,644	$ 2,567,028

Acquisition costs	84,152	104,692	-	13,323	202,167
Exploration expenditures	739,439	194,786	-	181,947	1,116,172
Exploration tax credits	(18,736)	-	-	-	(18,736)
Joint venture reimbursements	(33,988)	-	-	-	(33,988)
Option proceeds	(163,500)	-	-	-	(163,500)
Net expenditures, year ended January 31, 2006	607,367	299,478	-	195,270	1,102,115

Acquisition costs	79,818	16,297	182,367	29,060	307,542
Exploration expenditures	826,874	452,210	52,982	206,229	1,538,295
Exploration tax credits	(32,702)	-	-	-	(32,702)
Joint venture reimbursements	(184,772)	(375,286)	-	-	(560,058)
Reclamation obligations	6,088	-	-	27,330	33,418
Option proceeds	(168,500)	-	-	-	(168,500)
Net expenditures, year ended January 31, 2007	526,806	93,221	235,349	262,619	1,117,995

Acquisition costs	72,627	1,238	(9,811)	24,347	88,401
Exploration expenditures	1,579,555	12,794	53,126	245,506	1,890,981
Exploration tax credits	(4,910)	-	-	-	(4,910)
Joint venture reimbursements	(35,013)	-	-	-	(35,013)
Reclamation obligations	-	-	-	-	-
Option proceeds	(86,500)	-	-	-	(86,500)
Net expenditures, 9 months ended October 31, 2007	1,525,759	14,032	43,315	269,853	1,852,959

Cumulative net expenditures, October 31, 2007	5,168,405	436,642	278,664	756,386	6,640,097
Less write-downs and abandonments	(687,202)	(6,290)	(22,746)	-	(716,238)
Net cumulative expenditures on active mineral properties charged to operations, from inception to October 31, 2007	$ 4,481,203	$ 430,352	$ 255,918	$ 756,386	$ 5,923,859

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company and the accompanying Management Discussion and Analysis. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 11 to the consolidated financial statements. These consolidated financial statements include the following significant policies:

Operations and Basis of Consolidation

The Company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in Canada in 1991. The Company changed its name to Rimfire Minerals Corporation on November 4, 1997. One of the Company’s wholly-owned subsidiary companies, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the State of Alaska. A second wholly-owned subsidiary company, Rimfire Nevada Ltd., which was incorporated on January 4, 2005, conducts exploration of mineral properties located in the State of Nevada. A third wholly-owned subsidiary, Rimfire Australia Pty Ltd. which was incorporated on August 23, 2006, conducts exploration of mineral properties located in New South Wales, Australia.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Rimfire Alaska, Ltd., Rimfire Nevada Ltd. and Rimfire Australia Pty Ltd. (individually and collectively referred to as the “Company”).

Cash and Cash Equivalents

Cash and cash equivalents includes cash and highly-liquid term deposits that are readily convertible to cash.

Short-term Investments

Short-term investments include banker’s acceptances with maturities of one year or less at the date of acquisition.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Marketable Securities

Marketable securities are classified as available-for-sale securities, which are reported at fair value. At the end of each reporting period, the fair values of securities which are traded on a recognized exchange are reported at the bid price on the balance sheet date or the last date on which the shares traded, reduced by an appropriate discount where there are trading restrictions.

The resulting unrealized gains or losses are included in the determination of comprehensive income. When gains or losses are realized, the amount is transferred from other comprehensive income to the statement of operations. When declines in value are significant and not considered temporary, the write-down in value will be included in operations.

Office, Computer, and Field Equipment

Office, computer, and field equipment are recorded at cost. Depreciation is provided at annual rates considered sufficient to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	100%
Computer equipment	50%
Office equipment and furniture	20%
Field equipment	30%

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 4. The Company is currently in the exploration stage.

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred, and all property sales and option proceeds received are credited to operations. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Mineral Property Reclamation Obligations

The Company recognizes the fair value of a liability for a reclamation obligation on mineral property interests when the obligation is incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations, discounted using the prime lending rate for the Company’s primary financial institution adjusted for the Company’s credit rating. The fair value of the obligation is recorded as a liability with the same amount charged to mineral property expenses. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash-flows are recognized as an increase or a decrease to the carrying amount of the liability and charged to mineral property expenses. When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized to that property.

Share-Based Compensation

The Company issues options to purchase shares under the terms described in Note 5. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital. When options are exercised, previously recorded compensation expense is reclassified from contributed surplus to share capital to fully reflect the consideration for the shares issued.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future tax benefits of unused tax losses and other deductions carried forward are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Flow-Through Shares

The Company has issued flow-through shares to finance some of its exploration activities. These shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures, in accordance with tax legislation.  The Company records these share issues by crediting share capital for the full value of cash consideration received and the related future income tax liabilities are reflected as a share issue cost.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in operations.

Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the outstanding share purchase options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of share purchase options and warrants that are used to purchase common shares at the average market price during the year. Common share equivalents (Note 5) have been excluded from the computation of the diluted loss per share for the periods presented as including them would have been anti-dilutive.

Exploration Tax Credits

The Company may receive refundable exploration tax credits and grants from provincial jurisdictions in Canada equal to a specified rate of qualifying exploration expenditures incurred on properties located within that jurisdiction. The Company records these exploration tax credits or grants as it incurs the related exploration expenditures. Exploration tax credits are not recorded for expenditures which will be renounced to flow-through share investors.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

2.

ACCOUNTING CHANGES

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income effective for the fiscal year ended January 31, 2007. This requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for-sale marketable securities disclosed in other comprehensive income. Current unrealized gains or losses in value are recognized in other comprehensive income. When securities are sold and gains or losses are realized, these gains or losses will be reclassified from other comprehensive income and reported in the Consolidated Statement of Operations.

3.

PROJECT DEPOSITS

Project deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the deposit will be increased.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the period ended October 31 were:

	2007	2006	2007	2006
	3 months	3 months	9 months	9 months
Acquisition Costs	$ 894	$202,534	$ 88,401	$ 248,528

Exploration Costs
Aircraft and helicopter	213,184	47,709	365,869	129,550
Camp	64,515	28,191	130,519	53,716
Chemical analysis	58,169	43,871	120,104	78,010
Drafting	6,210	-	6,557	4,840
Drilling and trenching	176,686	-	355,524	5,400
Equipment rental	34,998	7,890	63,511	25,433
Freight	5,352	3,859	12,256	10,198
Geological and engineering	223,761	131,017	549,818	393,670
Geophysical surveying	30,386	-	39,175	10,588
Maps and reproductions	2,630	3,787	12,083	15,751
Materials	6,956	10,942	25,136	26,769
Project management	45,382	21,592	94,351	57,165
Reclamation	-	645	744	645
Recording and filing	10,210	38,214	67,938	144,433
Travel	29,273	22,709	47,396	51,918
	907,712	360,426	1,890,981	1,008,086
Exploration tax credits and grants	-	(12,540)	(4,910)	(36,595)
Joint venture reimbursements	(23,169)	(69,997)	(35,013)	(155,891)
Reclamation obligation	-	-	-	-
	884,543	277,889	1,851,058	815,600

Option Proceeds	(50,000)	(25,000)	(86,500)	(85,000)

Net Expenditures For the Period	835,437	455,423	1,852,959	979,128
Cumulative Net Expenditures, Beginning of Period	5,804,660	4,192,848	4,787,138	3,669,143
Cumulative Net Expenditures, End of Period	6,640,097	4,648,271	6,640,097	4,648,271
Property Write-downs and Abandonments	(716,238)	(571,931)	(716,238)	(571,931)

Net Cumulative Expenditures On Active Mineral Properties Charged to Operations From Inception	(716,238)	(571,931)	(716,238)	(571,931)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

The analysis of these expenditures by geographic area is reported in the Statements of Mineral Property Expenditures.

The Company’s commitments to earn or acquire its mineral property interests are:

RDN Property, British Columbia

On July 31, 1997, the Company acquired a 100% interest in the RDN mineral claims, subject to a 1.34% NSR. The Company may purchase one-half of the NSR for $666,666.

The Company signed an option agreement, effective March 29, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

Fund exploration expenditures of:

•

not less than $1,000,000 before December 31, 2004 (completed)

•

not less than an aggregate of $2,000,000 on or before December 31, 2005
(as revised November 19, 2004) (completed)

•

not less than an aggregate of $3,000,000 on or before December 31, 2006
(as revised December 2, 2005) (completed)

•

not less than an aggregate of $5,000,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

Cash payments of:

•

$25,000 upon closing of the agreement (received)

•

$40,000 on or before March 1, 2005 (received)

•

$60,000 on or before March 1, 2006(received)

•

$75,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

The Company is the project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% interest by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

On February 21, 2007, the Corporation signed an amendment suspending the terms of the option agreement until such time as road access to the RDN property is constructed. Some of the RDN claims were split into a separate property to be referred to as the Grizzly Property. The Grizzly Property is owned 100% by the Corporation and no longer forms part of the RDN Joint Venture Agreement.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Williams Property, British Columbia

On May 17, 2001 the Company acquired a 100% interest in the Williams property, subject to a 1.25% NSR. The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year, commencing in December 2005, are payable to the underlying vendor.

On July 20, 2006 the Company signed an option agreement with Arcus Development Group Inc. (“Arcus”) for Arcus to earn a 51% interest in the Williams property on completion of the following:

Cash payments to the Company of:

•

$25,000 upon completion of financing (received)

•

$20,000 on or before December 31, 2006 (received)

•

$25,000 on or before December 31, 2007

•

$40,000 on or before December 31, 2008

•

$100,000 on or before December 31, 2009

Fund exploration expenditures of:

•

not less than $350,000 on or before December 31, 2006 (completed)

•

an additional $400,000 on or before December 31, 2007

•

an additional $750,000 on or before December 31, 2008

•

an additional $1,000,000 on or before December 31, 2009

Issue shares of Arcus to the Company:

•

100,000 common shares on or before December 31, 2006 (received)

•

an additional 100,000 common shares on or before December 31, 2007

•

an additional 100,000 common shares on or before December 31, 2008

•

an additional 100,000 common shares on or before December 31, 2009

Arcus can earn an additional 9% interest for a total interest of 60% by incurring an additional $3,000,000 in exploration expenditures on or before December 31, 2011. Arcus and the Company have two directors in common. The decision to option the property was made with the common directors abstaining.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Tide Property, British Columbia

On July 10, 2001 the Company purchased the Tide mineral property from Newmont Canada Limited subject to a 1.5% NSR in the event the property becomes commercially feasible to mine. American Creek Resources Ltd. (“American Creek”) has earned a 51% interest in the property subject to a 1% NSR upon their interest in favour of Serengeti Resources Inc. American Creek was operator for the 2007 exploration programs.

On February 8, 2007, the Company signed a letter of agreement with American Creek for a second option whereby American Creek can earn:

•

 an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010.

•

an additional 5% interest by funding a bankable feasibility study,

•

and, at the Company’s election, earn another 5% interest by providing 100% of the initial project development financing.

Jake Property, British Columbia

The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims, subject to a 4% NSR, half of which can be purchased for USD$2 million. The Company is to make cash payments of:

•

USD$10,000 upon signing (paid)

•

USD$20,000 on or before October 29, 2006 (paid)

•

USD$25,000 on or before October 29, 2007 (paid)

•

USD$30,000 on or before each of the third through ninth anniversary dates (a total of USD $210,000)

•

USD$35,000 on or before October 29, 2015

The Company is also to fund exploration expenditures of:

•

$100,000 (Canadian) on or before October 29, 2007 (completed)

•

an aggregate of $300,000 (Canadian) on or before October 29, 2009

On May 18, 2006, the Company purchased the Clearwater Peak claim for $12,500, subject to a 1% NSR, half of which can be purchased for $500,000.

Effective May 14, 2007, the Company signed an option agreement with Island Arc Exploration Corporation (“Island Arc”) to earn a 51% interest in the property on completion of the following:

Cash payments to the Company of:

•

USD$25,000 on or before July 31, 2007 (received subsequent to quarter)

•

USD$30,000 on or before each anniversary date of July 31, 2008 through July 31, 2014 (a total of USD $210,000)

•

USD$35,000 on or before July 31, 2015

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Fund exploration expenditures of:

•

not less than $300,000 on or before March 31, 2008

•

an aggregate $1,750,000 on or before March 31, 2010

Issue shares of Island Arc to the Company or pay:

•

100,000 common shares within 15 days of receiving regulatory approval (received)

•

100,000 common shares on or before March 31, 2008

•

200,000 common shares on or before March 31, 2009

•

200,000 common shares on or before March 31, 2010

•

250,000 common shares within 10 days of announcement of mineral resource estimate

Auddie Property, British Columbia

Effective January 29, 2007, the Company signed an option agreement to purchase 100% interest in the Auddie Property subject to a 1% NSR, half of which can be purchased for $1 million. The Company is to make cash payments of:

•

$10,000 within 10 days of the execution of the agreement (paid)

•

$15,000 on or before January 31, 2008

•

$40,000 on or before January 31, 2009

•

$50,000 on or before January 31, 2010.

The Company is to complete exploration expenditures of $30,000 in 2007 (completed.)

PWG Project, British Columbia

Effective March 31, 2007, the Company signed an option agreement to purchase 100% interest in a group of four properties, Tess, Firecat, Copper Star and Lynx, collectively called the PWG Project. The Company made the initial cash payment of $40,000 and will fund exploration expenditures of $50,000 on or before March 1, 2008 (completed.) The Company has elected to terminate the option effective November 27, 2007.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Wernecke Breccia Property, Yukon

In January 2006, the Company signed an agreement with Fronteer Development Group Inc. (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”).

Fronteer is operator of the project and funded 100% of the required $2 million in exploration expenditures to earn an 80% interest, with the Company earning the remaining 20% interest. Newmont and NVI retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. A Joint Venture has been formed between Fronteer and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital.

Yukon Uranium Property, Yukon

On July 9, 2007 the Company signed a letter of agreement with Longview Capital Partners (“Longview”) to stake 400 claims then grant Longview an option to acquire the claims subject to a 2% NSR. To exercise the option, Longview will

•

reimburse the costs of staking the claims (received)

•

incur aggregate expenditures of $1,500,000 by July 9, 2012

•

issue an aggregate of 1,000,000 shares of a new public company to the Company by July 9, 2011 (200,000 shares received to date)

Goodpaster Properties, Alaska

On February 22, 2007, the Company signed an option agreement with Evanachan Limited, which was transferred to McEwen Capital Corporation. The agreement was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”). The agreement encompasses the following four Goodpaster properties. The terms of the agreement provide that Rubicon will fund a total of USD$4.8 million in exploration expenditures over 6 years to earn a 60% interest in the properties. Upon vesting, Rubicon may acquire a further 10% interest in the properties by completing a feasibility study, and at the Company’s election, may acquire an additional 5% interest (for a total of 75%) by providing a project financing loan to be repaid from the Company’s free cash flow upon production.

Bou-Swede property, Alaska

The Company holds a 100% interest in 265 claims staked in December 2005.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

California-Surf property, Alaska

The Company held a 30% joint venture interest in the California and Surf properties, which included several claim blocks. The joint venture partner, Western Keltic Mines Inc. (“Western Keltic”), held the remaining 70% interest in the properties. In August 2003, Western Keltic sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

 $25,000, or 50,000 common shares at the election of the Company, upon funding of $1,500,000 of exploration expenditures subsequent to the agreement,

•

$50,000, or 50,000 common shares at the election of the Company, upon funding of an aggregate $3,000,000 of exploration expenditures subsequent to the agreement,

•

100,000 shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

Eagle-Hawk Property, Alaska

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc., the Company acquired a 100% interest in the Eagle property subject to an NSR of 2%, one-half of which can be purchased for USD$1,000,000. The Hawk claim group is owned 100% by the Company.

ER-Ogo-Fire Property, Alaska

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc., the Company acquired a 100% interest in the property, subject to an NSR of 2%, one-half of which can be purchased for USD$2,000,000.

Lachlan Fold Belt Project, Australia

In September 2006, the Company signed an agreement with BWG whereby Rimfire has been granted the exclusive licence and right to use the Data Mining Study of the Lachlan Fold Belt report for a period of two years. The Company paid a fee for use of the Study and upon designation of project areas, the Company will pay additional fees based on project designation and exploration expenditures. BWG will retain a 2% NSR in all designated projects. During the two year licence period, the Company must make eligible exploration expenditures of at least USD$150,000 aggregate for the target areas.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Walker Lane Project, Nevada

In January 2005, the Company signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area in Nevada’s Walker Lane Mineral Belt. On the Company’s acquisition of any property interest, Newmont was granted an NSR of 2.0% to 3.0% on a sliding scale based on the price of gold. The Company has completed funding USD$300,000 in exploration expenditures on the Poncho property. Newmont has waived the right to enter a 50:50 Joint Venture.

On June 16, 2006 the Company signed a mining lease agreement with Silverthorn Exploration, Inc. (“Silverthorn”) to acquire a 100% interest in the Gila 24 Property. The Company is to make cash payments of:

•

USD$10,000 upon signing (paid)

•

USD$20,000 on or before each anniversary from March 31, 2007 to March 31, 2010 (current payments completed)

•

USD$50,000 on or before each anniversary from March 31, 2011 to March 31, 2014

•

USD$100,000 on or before each anniversary from March 31, 2015 until the option is exercised or the agreement is terminated.

The Company has an option to purchase the property, subject to a 2% NSR for a cash payment of

•

USD$500,000 on or before March 31, 2010

•

USD$1,000,000 after March 31, 2010 but on or before March 31, 2014

•

USD$5,000,000 after March 31, 2014

100% of the NSR can be purchased for

•

USD$500,000 on or before March 31, 2010

•

USD$1,000,000 after March 31, 2010 but on or before March 31, 2014

•

USD$2,000,000 after March 31, 2014

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

5.

SHARE CAPITAL

Authorized:

     Unlimited common shares without par value

Issued and fully paid common shares

	2007		2006
	Number of Shares	Amount	Number of Shares	Amount
January 31	21,751,539	$ 12,120,742	19,999,539	$ 9,358,013
Issued for cash
Exercise of warrants, net of issue costs of $194	472,000	939,306	-	-
Exercise of share purchase options,* net of issue costs of $432 (2006- $140 )	107,500	216,508	150,000	202,605
Private placement, net of issue costs of $106,140 (2006-$55,243)	2,601,212	4,893,860	1,572,000	2,494,757
Flow-through shares, net of issue costs of $56,878	600,000	1,443,122	-	-
October 31	25,532,251	$19,613,538	21,721,539	$ 12,055,375

* including transfer from contributed surplus on the exercise of vested options

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 2,553,225 shares to be issued pursuant to share purchase options. The exercise price of share purchase options will be no less than the closing price of the shares on the date on which the option is granted less the discount permitted by the TSX Venture Exchange. Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants in excess of 30,000 shares vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date. Individual grants of up to 30,000 shares vest immediately.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Details of outstanding share purchase options are as follows:

Options	October 31, 2007		October 31, 2006
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	1,920,000	1.38	1,195,000	$ 0.99
Granted	365,000	2.00	700,000	1.70
Exercised	(107,500)	1.11	(150,000)	0.74
Expired	(17,500)	1.70	-	-
Outstanding at end of period	2,160,000	1.49	1,745,000	1.30
Options exercisable at end of period	1,893,750	1.44	1,442,500	1.22

	Options Outstanding		Options Exercisable
Expiry Date	Number of shares	Exercise price	Number of shares	Exercise price
15-Jan-08	75,000	$ 0.60	75,000	$ 0.60
18-Dec-08	380,000	0.95	380,000	0.95
18-Jun-09	125,000	0.96	125,000	0.96
09-Dec-09	230,000	1.21	230,000	1.21
22-Dec-10	120,000	1.23	120,000	1.23
17-July-11	665,000	1.70	536,250	1.70
11-Jan-12	200,000	2.04	162,500	2.04
17-July-12	365,000	2.00	265,000	2.00
	2,160,000		1,893,750

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

The following warrants are outstanding as of the date of these financial statements.

Warrants	Number of Shares	Issue Price Per Share	Expiry Date
Broker Warrants	120,000	$1.70	13-April-08
	139,080	2.00	05-July-09
Share Purchase Warrant	1,115,000	2.25	13-April-08
	2,901,212	2.75	05-July-09
	4,275,292

The warrants which expire in April 2008 were issued with a conversion feature whereby commencing August 13, 2006 if the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.75 per share or greater before April 13, 2008 the Company may, at its option and by notice in writing to each holder, require the holder of the warrants to exercise the warrants within 30 days, failing which the warrants will be deemed to have expired.

6.

RELATED PARTY TRANSACTIONS

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies indirectly owned and operated by directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

At the end of the quarter, the Company was indebted to Equity in the amount of $8,461 (2006- advances of $11,485) for consulting services provided by Equity. During the quarter ended October 31, 2007, the Company paid Equity $11,295 (2006 - $124,359) for geological consulting services and $58,268 (2006-$55,963) for providing general corporate and administrative services composed of $1,191 (2006 - $ 3,209) for investor services, $33,954 (2006 -$32,539) for management services, $574 (2006 - $ 1,015) for office services, $18,139 (2006 - $ 15,196) for rent and $4,410 (2006 - $ 4,005) for support services.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

Two of the directors and officers each indirectly own 22% of a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 4).

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

7.

INCOME TAXES

The Company’s future income tax assets are:

	October 31	October 31	January 31
	2007	2006	2007
Future income tax assets
Mineral property interests	$ 1,070,549	$ 819,582	$ 885,431
Other assets	22,357	10,158	11,460
Net change in fair value of investments	(104,729)	(14,924)	(97,395)
Tax loss carry-forwards	2,114,152	2,168,427	1,530,970
	3,102,329	2,983,243	2,330,466
Valuation allowance	(3,102,329)	(2,983,243)	(2,330,466)
Net future income tax assets	$ -	$ -	$ -

A reconciliation of the provision for recovery of income taxes is as follows:

	Six months ended October 31
	2007	2006
Loss before income taxes	$ 2,758,137	$ 2,164,727

Statutory tax rate	33.12%	34.12%

Recovery of income taxes based on combined Canadian and provincial statutory rates	$ 913,495	$ 738,605

Add (deduct):
Non-deductible expenses
Share-based compensation	(222,810)	(236,619)
Other	(362,804)	(102,317)
Tax effect of current period losses not recognized	(327,881)	(399,669)
Future income tax asset not previously recognized	-	-
Future income tax recovery	$ -	$ -

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

FASB Interpretation Bulletin 48 prescribes recognition thresholds and measurement standards for tax positions taken or expected to be taken in a tax return. This is a two-step process requiring the Company to first assess whether or not the tax position is likely to be sustained upon examination. The second step is to measure the tax position at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The requirement to assess the need for a valuation allowance for deferred tax assets based on the sufficiency of future taxable income is unchanged by this Interpretation.

The Company has recorded refundable exploration tax credits and grants from provincial jurisdictions in Canada equal to a specified rate of qualifying exploration expenditures incurred on properties located within that jurisdiction. The Company believes that its estimates are based on a reasonable interpretation of the laws and regulations relating to these credits and grants and that the full amount of the credit is more likely than not to be realized. However, the relevant taxation authorities may disagree with the Company's interpretations and may reduce the amounts of credits or grants paid.

8.

FINANCIAL INSTRUMENTS

(a)

Fair value of financial instruments

The Company’s financial instruments include cash, short term investments, marketable securities, accounts receivable and accounts payable, payable to related party and joint venture deposits. The carrying values of these instruments in these financial statements approximate their fair values.

(b)

Foreign exchange risk

The Company incurs certain expenses in currencies other than the Canadian dollar. As such, the Company is subject to foreign exchange risk as a result of fluctuations in exchange rates.

(c)

Market risk

The Company’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these shares are thinly traded which could result in lower quoted market values.

(d)

Interest risk

The Company’s financial instruments may include bankers’ acceptances and treasury bills. These instruments bear a fixed rate of interest and a fixed maturity date. If the Company is required to liquidate them prior to the maturity date, there is a risk that interest rates will have increased such that the market value of the instrument is less than the expected value.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

9.

ENVIRONMENTAL

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mineral property interests has been included in these financial statements.

10.

OPERATING SEGMENT INFORMATION

The Company operates in one industry segment only within four geographic areas; Canada, Alaska, Australia, and Nevada. All subsidiaries are operated as one entity with management in common located at the Company’s head office.

The following table shows the cash attributable to each operating segment at the balance sheet dates

	October 31		January 31
	2007	2006	2007
Canada	$ 7,301,965	$ 2,428,419	$ 2,927,535
Alaska	4,825	25,487	7,034
Australia	75,926	1,304	4,355
Nevada	3,523	28,232	12,374
	$ 7,386,239	$ 2,483,442	$ 2,951,298

All other assets are held solely by the Canadian segment.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

The following table shows the revenue attributable to each operating segment:

	3 months ended October 31		9 months ended October 31
	2007	2006	2007	2006
Canada	162,294	$ 98,401	299,946	$ 231,285
Alaska	103,785	37	122,166	98
Australia	2,956	-	3,620	-
Nevada	-	-	3	14
	$ 269,035	$ 98,438	$ 425,735	$ 231,397

Exploration expenditures on the Company’s mineral properties by geographic segments are shown in the Consolidated Statement of Exploration Expenditures.

11.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Accounting principles under Canadian GAAP which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) are:

(a)

Flow-through shares

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”. Canadian GAAP for accounting for income taxes is included in section 3465 of the CICA Handbook. The Company has determined that there are no differences in the reported liabilities and shareholders’ equity arising from differences in accounting policies in Canada and the United States.

(b)

Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP. There are no shares held in escrow, therefore the Company has determined there is no difference in reported earnings per share arising from differences in accounting policies in Canada and the United States.

 Management Discussion
and Analysis

Form 51-102F1

For the nine months ended

October 31, 2007

1.1

Date

The information in this form includes financial results for the quarter ending October 31, 2007 with other information current to December 7, 2007.

1.2

Overall Performance

Rimfire Minerals Corporation is a junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire explores for precious and base metals in British Columbia, Yukon Territory, Australia, Nevada and Alaska.

As of December 1, 2007, David Caulfield stepped aside as President and CEO to focus his efforts on identifying new exploration opportunities for the Company. Jason Weber, formerly Rimfire’s Manager, Corporate Communications has been appointed the Company’s new President and CEO. Mr. Caulfield’s new title is Chairman and Director of Business Development. Henry Awmack is now Lead Director.

Exploration on the Company’s portfolio of exploration projects continued in the third quarter. Drilling continued at the Wernecke Breccia and Goodpaster District projects with partners Fronteer Development Group and Rubicon Minerals, and drilling commenced at the Tide Property, funded by American Creek Resources. A second phase of drilling was undertaken in the Goodpaster District to follow up a gold-bearing quartz vein intersection at the California North target. Results from all of the above-mentioned programs are pending.

At the Jake, crews finished groundwork, including an IP geophysical survey during the quarter, which was followed by trenching of three IP chargeability high targets. Sampling indicated gold-bearing quartz vein mineralization may be associated with the anomalies and drilling, funded by Island Arc Exploration, commenced on these targets subsequent to the end of the quarter.

Other work included ground programs on two Northgate Alliance targets, the Williams Property (funded by Arcus Development Group), the Auddie Property, and the PWG properties. Numerous site examinations of the Grizzly Property were completed with prospective partners The Company commenced a detailed airborne magnetics survey on the 330 square kilometres of new tenure acquired in the Quesnel Trough region of north-central British Columbia.

Newmont completed its review of the Poncho Property drilling data and opted not to back-in on the property, leaving Rimfire free to find a suitable partner to test the targets that remain.

Financial Overview for Quarter Ended October 31, 2007

Net exploration expenditures are double the expenditures in the same period the previous fiscal year. Most of the increase is attributable to the drilling program on the Wernecke Project in the Yukon. The Company has funded 20% of the $6 million program. Acquisition expenditures are significantly decreased compared to the acquisition costs associated with applications for exploration licences in Australia in the same period last year.  Option proceeds are about the same as in the previous year but joint venture management revenue has tripled with increased exploration programs. Mineral exploration tax credits are reduced since these expenditures will be renounced to flow-through investors.

General and administrative expenditures have increased by 10% from the previous year. Most of the change results from the addition of geological staff since last year. Increasing the Company’s geological expertise has permitted expansion into new areas of exploration while continuing to manage existing projects. Another major factor has been the weakening US Dollar. The company maintains US Dollar accounts to pay expenditures denominated in that currency. These accounts are revalued at current exchange rates at the end of each period with the difference reported as foreign exchange gains or losses.

The Company’s working capital as of October 31, 2007 was $9,656,222, comprised primarily of term deposits and other forms of cash, compared to $4,368,723 at the end of the previous fiscal year and $4,168,565 as of October 31, 2006. This is sufficient to complete the planned exploration initiatives for the current year without a requirement for additional financing.

1.3

Selected Annual Performance

Not applicable

1.4

Results of Operations

For the nine months ended October 31, 2007, Rimfire incurred a net loss of $2,758,137 ($0.12 per share) compared to a net loss of $2,164,727 ($0.10 per share) in the previous year. Total revenue is double that of the previous year as interest revenue increased from $92,212 to $185,692 and joint venture management fees increased from $52,466 to $152,379. These two increases were offset by decreases in other revenue and unchanged option payments. Increases in management fees reflect the addition of the Jake, Alaska and Williams option agreements since the second quarter of 2006 with the associated exploration commitments.

During the quarter there were significant increases in investor services, which include newswire services and transfer agent services. Most of these increases are related to the increased shareholder base. Accounting and legal expenses increased in the first six months but have dropped in the third quarter to result in lower year to date figures than in the comparable period last year. Marketing and promotion also increased with more trade shows scheduled early in the current year.

The most significant change in general and administrative expenses for the nine months ended October 31, 2007 is foreign exchange losses which total $50,316 after slight gains earlier in the year. The Company maintains US Dollar accounts to pay expenditures denominated in that currency. The volatile US Dollar has resulted in significant changes when these accounts are revalued at current exchange rates at the end of each period. Other expenditures which increased are office expenses and salaries which reflect the increased number of full-time staff in the Company. Insurance and information technology expenses form part of the office expenses. There have been increases in both areas reflecting initiatives to mitigate some of the risks facing the Company.

Exploration expenditures for the quarter, excluding those by joint-venture partners, totalled $907,712 (2006-$360,426), and property acquisition expenditures totalled $894 (2006-$202,534). These costs were offset by joint venture reimbursements totalling $23,169 (2006-$69,997). The British Columbia Mineral Exploration Tax Credit Program will reimburse the Company for a percentage of eligible expenditures in that jurisdiction. The severity of the Mountain Pine Beetle attack has resulted in designation of an area where the tax credit will be 30% rather than the previous 20%. Most of the Company’s active mineral properties fall within the designated zone. Flow though expenditures, which will be renounced to investors, are not eligible for the tax credit.  For the quarter ended October 31, 2007, exploration tax credits are estimated to be nil (2006-$12,540). Option proceeds were $50,000 (2006-25,000).

Several factors affect the comparison of current quarter exploration expenditures to those in the previous year. The first is the initiation of two option agreements which resulted in increased joint venture management fees while reducing the Company’s share of exploration expenditures. Net exploration expenditures are double expenditures in the same period the previous fiscal year, primarily due to a 20% interest in the Wernecke Project with a total project budget of $6 million. On-going exploration programs for newly acquired BC projects have also increased exploration expenditures.

Acquisition costs are reduced significantly compared to the expenses associated with applications for exploration licences in Australia during the third quarter of 2006. It is anticipated that exploration programs to evaluate the licences, which were granted earlier this year, will increase exploration expenditures during the fourth quarter.

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

Canada

Jake Property, British Columbia

The Jake Property, covering 28,256 hectares, is located in Kamloops Mining Division of British Columbia, approximately 13 kilometres west of Clearwater, BC. The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims (1,204 hectares), subject to a 4% NSR, half of which can be purchased for USD$2 million. The Company will make cash payments totalling USD$300,000 and complete an aggregate of $300,000 (Canadian) in exploration expenditures before October 29, 2009. The surrounding claims were staked to cover geology prospective for high grade intrusion related gold mineralization.

Effective May 14, 2007 the Company has signed an option agreement with Island Arc Exploration Corporation (“Island Arc”) whereby Island Arc will earn a 51% interest in the Jake Property by incurring $1,750,000 in exploration expenditures by March 31, 2010, including a minimum $300,000 program in 2007. In addition, Island Arc will make the underlying vendor payments, and issue 600,000 shares to the Company over the earn-in period of the agreement. An additional 250,000 shares will be issued upon announcement of a NI43-101 compliant mineral resource estimate.

A 6.3 line-kilometre induced polarized geophysical (IP) survey was completed over the Jake showing area in June. Based on the results of this survey, a trenching program was carried out in September. Results from one trench at the Jake Showing include 7.7 g/t gold over 2.8 metres from a series of quartz-pyrrhotite-pyrite-chalcopyrite-bismuthinite veins. Trenching on the flanks of a second IP anomaly (the “Jake Offset”) located 300 metres north of the Jake Showing and measuring 300 metres in length, exposed narrow mineralized structures that returned 12.5 g/t gold over 0.1 metres. A third chargeability anomaly that lies approximately 225 metres east of the Jake Showing was trenched, uncovering a 1.0 metre wide, north-northwest-oriented fault structure with associated gold-bearing quartz-pyrrhotite-chalcopyrite-arsenopyrite veins. Due to overburden depth, trenching was unable to expose bedrock in the core of the anomalies.

Based on these positive results, an 1100 metre diamond drill program was completed early in December targeting the Jake Showing and Jake OffSet IP anomaly. Results are still pending. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

PWG Project, British Columbia

The PWG Project covering 7,422 hectares is located in the Omineca Mining Division of British Columbia near the town of Houston, BC. This property consists of four claim groups. The Company made the initial cash payment of $40,000 and has completed the required exploration expenditures of $50,000.

During the third quarter, field programs consisting of mapping, prospecting and soil sampling surveys were completed on all four claim groups. After a review of the results, all four of the claim groups were returned to the vendor. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company

Tide Property, British Columbia

The Tide Property is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. This property, covering 2,964 hectares, is currently optioned to American Creek Resources Ltd. (“American Creek”) The Tide property lies in the heart of the Early Jurassic Stewart-Unuk-Iskut metallogenic belt, which hosts a number of silver-gold+copper vein and porphyry deposits associated with 193-198 Ma porphyritic intrusives.

On February 8, 2007, the Company signed a letter of agreement with American Creek for a second option whereby American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010. Their interest can be increased to 65% interest by funding a bankable feasibility study, and, at Rimfire’s election, to a 70% interest by providing 100% of the initial project development financing. American Creek was operator for the 2007 exploration program.

American Creek conducted an exploration program consisting of 1835 metres of diamond drilling in eight holes to test extensions to the 36 Zone, where drilling in 2004 and 2005 returned broad intervals of gold mineralization (129.4 m @ 1.00 g/t gold, 121.7 m @ 0.72 g/t gold), and other bulk tonnage gold targets within the Crest soil anomaly. In addition to drilling, crews completed 318 metres of surface channel sampling (121 samples) and detailed geological mapping on selected drill sections and between drill holes to sample east-west trending mineralized fractures that are the dominant gold-bearing host. This data will better define spatial trends of higher fracture density to be used for drill targeting in 2008. Analytical results from drilling and surface work are expected by January. The program was conducted by Equity Engineering Ltd. under the direction of Henry Awmack, P.Eng., a Qualified Person as required by NI 43-101.

Wernecke Breccia, Yukon Territory

In January 2006, the Company signed an agreement jointly with Fronteer Development Group Inc (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset, covering a large region of the northern Yukon known as the Wernecke Breccias, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”). Fronteer has staked additional claims under the agreement for a total of 2,300 claims. There is a 7.5% to 15% Net Profits Interest payable to the underlying vendors.

Fronteer is operator for the project and commenced a $6 million exploration program early in May. A series of high priority drill targets designed to test iron-oxide-copper-gold systems +/- uranium and stand alone uranium targets were identified, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Many of these targets were newly defined in 2006, while some are historical targets that remain open for expansion and have been reinterpreted in light of new data. The 2007 field program was completed by middle of October. A total of 3,150 soil samples, 112 silt samples, and 906 rock samples were collected amongst the various target areas. A total of 6538 metres in 28 holes have been drilled. Assay results from the 2007 season are still pending. The program is being conducted by Equity Engineering Ltd. under the direction of Darcy Baker. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Williams Property, British Columbia

The Williams Property, covering 26,136 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The property is optioned to Arcus Development Group Inc. (“Arcus”).

The Williams property covers two distinct gold-bearing prospects in north-central British Columbia. The T-Bill prospect is a 3 km2 area of carbonate-sericite alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. The GIC prospect, located three kilometres to the north, is a porphyry gold-copper target. Arcus funded a five-hole, 881-metre diamond drill program designed to test the GIC gold-copper porphyry target in September 2006.

An exploration program consisting of reconnaissance mapping, soil and stream sediment sampling to evaluate the additional mineral tenures acquired in 2006 was initiated in early August and completed in September. Results from the 2007 exploration program are currently being compiled. The program was conducted by Equity Engineering Ltd. under the direction of Jim Lehtinen, P. Geo.

Expenditures by the Company on the principal British Columbia and Yukon properties during the quarter ended October 31, 2007 were:

	Jake	PWG	Tide	Wernecke	Williams
Acquisition costs	($1,735)	$ -	$ -	$ 450	$ -

Exploration costs
Aircraft and helicopter	-	-	-	208,159	-
Camp	422	4,380	233	41,309	25
Chemical analysis	233	16,362	-	21,281	-
Drafting	-	-	-	6,210	-
Drilling & trenching	-	-	-	176,687	-
Equipment rentals	1,242	6,833	523	21,118	-
Freight	34	925	-	3,914	-
Geological & engineering	2,815	27,314	8,338	108,711	286
Geophysical surveying	-	-	-	2,759	-
Maps and reproductions	14	21	-	44	-
Materials	- 150	1,135	-	2,703	-
Project management	492	494	-	43,858	-
Recording and filing	-	2,757	-	83	-
Travel	222	2,644	220	11,318	65
	5,324	62,865	9,314	648,154	376

Exploration tax credits	-	-	-	-	-
Joint venture payments	-	-	-	-	-
	5,324	62,865	9,314	648,154	376

Option proceeds	-	-	-	-	-

Cumulative Net Expenditures
Beginning of Quarter	207,811	57,351	(139,850)	766,895	363,892
Property write-down or abandonment	-	-	-	-	-
End of Quarter	$ 211,400	$ 120,216	($130,536)	$1,415,499	$ 364,268

Other Properties

The Company’s other mineral property interests are:

•

Adam Property, covering 1,823 hectares, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart. On April 16, 2007 the Company sold 100% of these claims to Paget Resources Ltd. for a cash payment of $10,000. The Company retains a 2% NSR.

•

Auddie Property, covering 674 hectares, is located in the Omineca Mining Division of British Columbia, approximately 42 kilometres west of Germanson Landing. The Company has an option to earn a 100% interest in the claims for $115,000 in staged cash payments over four years and a minimum exploration expenditure of $30,000 in 2007. The Company’s interest is subject to a 1% NSR, half of which can be purchased for $1 million. An initial field evaluation consisting of mapping and limited soil sampling was conducted during the second quarter. A 6 line-kilometre induced polarization geophysical survey was completed during the third quarter.

•

Echo & BLVD Properties, consisting of 172 claims, are located in Yukon Territory, approximately 65 km south-southwest of Dawson City. The company holds a 50% interest in these claims as part of the Northgate Alliance. An exploration program consisting of mapping, soil and rock sampling, and prospecting was completed on both properties during the second quarter.

•

Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. The Company owns a 51% interest in these claims.

•

Grizzly Property, covering approximately 6,104 hectares, is located in the Liard Mining Division of British Columbia immediately north of the RDN property. The Grizzly property covers a copper – gold porphyry target The Company owns a 100% interest in these claims, subject to an underlying 2% NSR, 100% of which can be purchased for $2 million.

•

Kizmet Property, covering 34,078 hectares, is located in the Atlin Mining Division of British Columbia, approximately 130 kilometres northwest of Telegraph Creek. The Company owns 100% of these claims subject to a 1% NSR in favour of Barrick Gold Corporation.

•

RDN Property, covering approximately 11,441 hectares, is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property is currently optioned to Northgate Minerals Corporation, subject to an underlying NSR. On February 21, 2007, the Corporation signed an amendment suspending the terms of the Joint Venture Option agreement until such time as the Galore Creek road access is constructed across the RDN property.

•

Quesnel Trough Project, covering 33,003 hectares, is located in the Cariboo Mining Division of British Columbia. A total of seven properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims. The project is targeting possible porphyry copper – gold mineralization based on regional geophysical anomalies. An approximately 2000 line kilometre helicopter airborne magnetics survey was completed over the project properties at 200 metre flight line spacing during November.

•

Simpson Property, consisting of 8 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 105 kilometres northwest of Watson Lake, Yukon Territory. The Company owns 100% of these claims.

•

Thorn Property, covering 16,970 hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property is a joint venture with Cangold Limited who has acquired a 51% interest in the property, subject to an underlying NSR. Cangold Limited is operator for this project. There was no program planned for the 2007 field season.

•

Vavenby Project, covering 16,497 hectares located in the Kamloops Mining Division of British Columbia, consists of two claims groups; the Blue River group located 15 kilometres southwest of Blue River and the Robert claim group located 16 kilometres east-southeast of Vavenby. The Company owns 50% of these claims as part of the Northgate Alliance. A program of soil sampling, mapping and prospecting was completed in August 2007.

•

Yukon Uranium Project, consisting of 400 claims, is located in Yukon Territory, approximately 60 km west-southwest of Dawson City. The company holds a 100% interest in these claims subject to a 1% NSR. The claims, which target anomalous uranium geochemistry in stream sediment and soil samples, were staked during the second quarter as part of an agreement signed with Longview Capital Partners.

The following table shows the detailed expenditures for the Company’s other properties during the quarter ended October 31, 2007.

	Auddie	Grizzly	Northgate Alliance	Quesnel Trough	Thorn	Other
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ 392

Exploration costs
Aircraft and helicopter	-	3,697	-	-	-	1,328
Camp	8,765	2,246	5,466	48	-	432
Chemical analysis	976	-	19,043	-	-	116
Drafting	-	-	-	-	-	-
Drilling & trenching	-	-	-	-	-	-
Equipment rentals	1,204	1,414	2,175	-	-	-
Freight	76	10	346	-	-	47
Geological & engineering	14,838	16,089	18,735	2,545	-	12,256
Geophysical surveying	27,627	-	-	-	-	-
Maps and reproductions	774	348	239	-	-	1,171
Materials	425	92	583	84	-	2,084
Project management	20	31	60	10	-	337
Recording and filing	-	-	7,370	-	-	-
Travel	3,484	4,381	458	-	-	744
	58,189	28,308	54,475	2,687	-	18,515

Exploration tax credits	-	-	-	-	-	-
Joint venture payments	-	-	(23,169)	-	-	-
	58,189	28,308	31,306	2,687	-	18,515

Option proceeds	-	-	-	-	-	50,000

Cumulative Net Expenditures
Beginning of Quarter	27,952	2,766	180,819	26,166	$1,114,412	1,058,844
Property write-down or abandonment	-	-	-	-	-	-
End of Quarter	$ 86,141	$ 31,074	$ 212,125	$ 28,853	$1,114,412	$1,027,751

United States

Alaska Properties

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consist of four claim groups totalling 182,800 acres (74,000 hectares). The Company signed an option agreement dated February 22, 2007 with Evanachan Limited covering the Goodpaster properties. The agreement was subsequently assigned to Rubicon Minerals Corporation (“Rubicon. The terms of the agreement provide that the partner will fund a total of USD$4.8 million in exploration over 6 years to earn a 60% interest in the Alaska properties including a $230,000 reimbursement of the Company’s 2006 exploration expenditures. Upon vesting, the partner may obtain a further 10% interest in the properties by completing a feasibility study, and at the Company’s election, may obtain an additional 5% (for a total of 75% interest) by providing a project financing loan to be repaid from the Corporation’s free cash flow upon production.

The ER-Ogo-Fire and a portion of the Eagle-Hawk are subject to a 2% NSR in favour of AngloGold Ashanti (U.S.A.) Exploration Inc. A portion of the California-Surf is subject to a 1.75% NSR in favour of Western Keltic Mines Ltd. Bou-Swede is wholly owned by Rimfire Alaska, Ltd.

The 2007 exploration program initially consisted of 4 holes drilled on the California-Surf group for a total of 957 metres. A combination of grid and reconnaissance mapping, prospecting and soil sampling (670 samples) was carried out on the California Surf and Eagle-Hawk, Bou-Swede, and ER-Ogo-Fire properties. Results obtained in hole CN07-1 included a 7.4 m quartz vein intersection that averaged 1.2 g/t gold including 2.5 metres averaging 2.2 g/t gold. An extension to the first phase program was conducted in August of 2007 and consisted of three drill holes, for a total of 793 metres, to follow up the result of CN07-1. Complete assay results from the follow-up drilling are pending, but rush assay results from a 12.2 metre section of quartz-pyrite stringers returned anomalous levels of gold (70 ppb gold over 1.2 metres.) The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Walker Lane, Nevada

Walker Lane Exploration Alliance with Newmont Mining Corporation targets a defined project area in Nevada’s Walker Lane Mineral Belt. The company has access to Newmont's geological, geochemical and geophysical databases for the project area, as well as dedicated technical assistance and the use of Newmont's "neural network" (pattern recognition) target map. The Company has completed the required exploration expenditures of USD $300,000 on the Poncho property. Newmont waived the one-time right to enter a 50:50 Joint Venture. The Company is now unrestricted except for an NSR to Newmont and will be actively seeking a partner to investigate these targets further.

Exploration on the Poncho property is targeting low sulphidation gold-silver bearing epithermal veins. In January 2007 drilling commenced, targeting vein structures. Drilling was suspended during February and then was completed by the end of March, 2007. Three strong vein structures, some with at least three kilometres of strike potential were tested. Approximately 1,575 metres (5,200 feet) of drilling was completed by the end of March with at least two holes testing each target area.

The 2007 exploration program targeted vein structures underlying a series of silica caps. Epithermal style veining with anomalous gold and silver concentrations was intersected in two of the four target areas. Pathfinder element geochemistry from the 2007 program shows vertical zonation and indicates that the prospective zones for gold deposition may occur at depths below the levels tested in this program (approximately 300 metres). Management has identified 2.1 kilometres of strike length that remains prospective below this level.

The Company will not be completing further work in the Walker Lane under the current Strategic Alliance agreement with Newmont. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Australia

Lachlan Fold Belt Properties

The Company has been granted nine exploration licences covering 92,674 hectares in the Lachlan Fold Belt, New South Wales, Australia. The licences encompass all available high-priority targets identified in a Neural Network data study conducted by a private company, BWG. BWG has granted Rimfire a two-year exclusive right to use the study's target maps and data to acquire licences and conduct exploration in the 120,000 square kilometre study area. The licences are held by Rimfire Australia Pty. Ltd., a wholly owned subsidiary of Rimfire Minerals Corporation. The Company paid a fee for use of the study and upon designation of project areas, the Company will pay additional fees based on project designation and exploration expenditures. BWG will retain a 2% NSR in all designated projects. During the two-year license period, the company must make total eligible exploration expenditures of at least USD$150,000.

A 2007 exploration program, budgeted at $200,000, is being planned for the fourth quarter and will consist of surface sampling and mapping in concert with surface geophysical surveys. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Expenditures by the Company during the quarter ended October 31, 2007 (all amounts in Canadian Dollars) were:

	Alaska	Australia	Nevada
Acquisition costs	$ -	$ 699	$ 1,088

Exploration costs
Aircraft and helicopter	-	-	-
Camp	-	993	196
Chemical analysis	-	-	158
Drafting	-	-	-
Drilling & trenching	-	-	-
Equipment rentals	-	489	-
Freight	-	-	-
Geological & engineering	3,526	5,661	2,646
Geophysical surveying	-	-	-
Maps and reproductions	-	-	19
Materials	-	-	-
Project management	80	-	-
Reclamation	-	-	-
Recording and filing	-	-	-
Travel	-	50	5,687
	3,606	7,193	8,706

Exploration tax credits	-	-	-
Joint venture payments	-	-	-
Reclamation obligation	-	-	-
	3,606	7,193	8,706

Option proceeds	-	-	-

Cumulative Net Expenditures
Beginning of Quarter	426,746	248,026	746,592
Property write-down or abandonment	-	-	-
End of Quarter	$ 430,352	$ 255,918	$ 756,386

The notes accompanying the consolidated financial statements contain additional details regarding option or joint venture agreements for each property.

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years.

Quarter Ended	Mineral Property Revenue $	Other Revenue $	Income (loss) $	Income (loss) per share $
October 31, 2007	176,826	92,209	(691,247)	(0.03)
July 31, 2007	49,772	55,434	(1,593,077)	(0.07)
April 30, 2007	12,281	39,213	(473,813)	(0.02)
January 31, 2007	95,810	44,342	(607,770)	(0.03)
October 31, 2006	75,086	23,352	(607,082)	(0.03)
July 31, 2006	1,858	41,045	(1,220,675)	(0.05)
April 30, 2006	60,522	29,534	(336,970)	(0.02)
January 31, 2006	124,943	29,773	(515,970)	(0.03)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures as shown above have some of this seasonality masked by share-based compensation awards. The addition of Australia, Nevada and southern BC projects has extended the exploration season to include portions of the first and last quarter of each year. In future, it is anticipated that exploration expenditures will be more consistent between quarters.

1.6

Liquidity

The Company’s working capital as of October 31, 2007 was $9,656,222, comprised primarily of cash, term deposits and short-term investments, compared to $4,368,723 at the previous fiscal year end and $4,168,565 at October 31, 2006. The short-term investments have maturities ranging from 4 months to one year at rates up to 1% above those available on term deposits. The term deposits and cash are sufficient to fund general and administrative expenditures for the current fiscal year without a requirement for additional financing.

The Company had 25,532,251 issued and outstanding common shares as of October 31, 2007. The increase from 22,241,039 at April 30, 2007 was a direct result of a private placement completed in early July and the exercise of employee stock options and warrants during the second quarter. No shares were issued during the third quarter. Some share issue costs were recorded during the current quarter related to the private placement.

During the quarter, no stock options were granted. There are 2,160,000 previously granted director and employee options exercisable before July 2012. There are 4,016,212 share purchase warrants and 259,080 Broker’s warrants outstanding. The expiry date for these warrants is April 13, 2008 or July 5, 2009. If all exercisable options and warrants are exercised, a maximum of $13 million will be added to the Corporation’s treasury, and shares outstanding will total 31,422,543.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include rent on office premises which requires 6-month written notice. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset.

None of the property agreements are binding on the Company or on the Company’s option partners. If management chooses to continue with exploration, the following schedule indicates payments to be made by the Company in the coming year:

Property	Amount	Date of payment
Auddie	$15,000 option payment	January 31, 2008
Fer	51% of cash in lieu and filing $6,319	June 10, 2008
Jake	$30,000 (USD)	October 29, 2008
Kizmet	cash in lieu and filing $131,059	January 11, 2008
PWG	Nil
RDN	Nil
Thorn	49% of cash in lieu and filing $3,856	January 4, 2008

Property	Amount	Date of payment
Tide	Nil
Vavenby	or 50% of cash in lieu and filing $24,537	September 30, 2008
Wernecke Breccia	20% of expenditures up to a maximum of $120,000	December 31, 2007
Williams	Advance royalty payment $5,000	December 15, 2007
Alaska properties	Nil
Australia	project exploration USD$150,000	September 1, 2008
Nevada	Lease payment of USD$20,000 Claim rental fee USD$25,365	March 31, 2008 August 31, 2008

 All of these payments can be made from current assets without any requirement to pursue additional financing.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies indirectly owned and operated by directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

At the end of the quarter, the Company was indebted to Equity in the amount of $8,461 (2006- advances of $11,485) for consulting services provided by Equity. During the quarter ended October 31, 2007, the Company paid Equity $11,295 (2006 - $124,359) for geological consulting services and $58,268 (2006-$55,963) for providing general corporate and administrative services composed of $1,191 (2006 - $ 3,209) for investor services, $33,954 (2006 -$32,539) for management services, $574 (2006 - $ 1,015) for office services, $18,139 (2006 - $ 15,196) for rent and $4,410 (2006 - $ 4,005) for support services.

During the quarter ended July 31, 2007, the Company paid Equity $5,850 (2006 - $304,833) for geological consulting services and $57,138 (2006-$56,568) for providing general corporate and administrative services composed of $1,040 (2006 - $944) for investor services, $32,526 (2006 -$32,514) for management services, $3,196 (2006 - $3,785) for office services, $16,165 (2006 - $15,101) for rent and $4,211 (2006 - $4,224) for support services.

During the first quarter ended April 30, 2007, the Company paid Equity $16,556 (2006 - $17,238) for geological consulting services and $54,382 (2006-$69.617) for providing general corporate and administrative services composed of $1,627 (2006 - $926) for investor services, $32,595 (2006 -$32,400) for management services, $919 (2006 - $3,549) for office services, $15,236 (2006 - $17,780) for rent and $4,006 (2006 - $14,962) for support services.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

Two of the directors and officers each indirectly own 22% of a 7.5 to 15% Net Profits Interest (“NPI”) for the Wernecke Breccia property.

1.10

Fourth Quarter

Not applicable

1.11

Proposed Transactions

The Board of Directors has appointed Jason Weber as President and CEO effective December 1, 2007. David Caulfield will assume the role of Chairman of the Board in addition to Director of Business Development. It is anticipated that these changes will result in more effective control of projects and joint venture development. The business model for the Company remains unchanged.

The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income effective for the fiscal year ended January 31, 2007. This requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for -sale marketable securities disclosed in other comprehensive income. Current unrealized gains or losses in value are recognized in other comprehensive income. When securities are sold and gains or losses are realized, these gains or losses will be reclassified from other comprehensive income and reported in the Consolidated Statement of Operations. The transition provisions do not require restatement of previous financial statements. The fair values of securities which are traded on a recognized exchange are reported at the bid price on the balance sheet date or the last date on which the shares traded, reduced by an appropriate discount where there are trading restrictions.

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.15

Other Requirements

The Company has filed an alternative form of Annual Information Form on SEDAR at www.sedar.com. The Company also files technical reports on all material properties, press releases and material change reports on SEDAR. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar.shtml. Additional information about the company can be accessed at the company’s website (www.rimfireminerals.com.)

Additional Disclosure for Venture Issuers without Significant Revenue

Please refer to the Statement of Loss and Deficit and Note 4 of the financial statements regarding the components of general and administrative and exploration costs for the Company’s mineral property interests.

Disclosure of Outstanding Share Data

Please refer to Note 5 of the financial statements for details of share issues prior to October 31, 2007. The number of common shares issued and outstanding was 25,532,251 as of November 30, 2007.

Forward-Looking Information

This MD&A may contain certain forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Rimfire Minerals Corporation. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Rimfire expressly disclaims any intention, or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: December 17, 2007	By: “Jason S. Weber”

Jason S. Weber, President